SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

NTS Realty Holdings Limited Partnership
(Name of the Issuer)

NTS Realty Holdings Limited Partnership
NTS Realty Capital, Inc.
NTS Merger Parent, LLC
NTS Merger Sub, LLC
J.D. Nichols
Brian F. Lavin
 (Names of Persons Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

629422106
 (CUSIP Number of Class of Securities)

Gregory A. Wells
Executive Vice President and CFO of
NTS Realty Capital, Inc., Managing General Partner of
NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Stephen H. Miller Fore, Miller & Schwartz 200 South Fifth Street, Suite 700 North Louisville, Kentucky 40202 (502) 589-5250	Cezar M. Froelich, Esq. Shefsky & Froelich Ltd. 111 East Wacker Drive, Suite 2800 Chicago, Illinois 60601 (312) 836-4002	C. Craig Bradley, Jr. Joseph M. Ruschell Stites & Harbison, PLLC 400 West Market Street, Suite 1800 Louisville, Kentucky 40202 (502) 587-3400

This statement is filed in connection with (check the appropriate box):

a.  ☒   The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3 (c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b.  ☐  The filing of a registration statement under the Securities Act of 1933.

c.  ☐ A tender offer.

d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are
preliminary copies:   ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation: $32,330,843*	Amount of Filing Fee: $4,409.93

*  As of May 31, 2013, there were (i) 4,229,421 limited partnership units of NTS Realty Holdings Limited Partnership outstanding that were owned by unitholders other than the Nichols and Lavin Limited Partners and (ii) deferred compensation represented by 81,358 phantom units held by non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership, which deferred compensation will be payable to such non-employee directors in the form of limited partnership units immediately prior to the closing of the merger.

Total consideration of $32,330,843 was determined based upon the sum of (i) the product of the per unit merger consideration of $7.50 and 4,229,421the aggregate number of units proposed to be converted into the right to receive merger consideration and (ii) $610,185 expected to be paid in connection with the payment of deferred compensation to the non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership.

In accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, the filing fee was determined by multiplying 0.00013640 by the total consideration.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$4,406.26
	Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A
	Filing Party:	NTS Realty Holdings Limited Partnership
	Date Filed:	February 4, 2013

	Amount Previously Paid:	$3.67
	Form or Registration No.:	Revised Preliminary Proxy Statement on Schedule 14A
	Filing Party:	NTS Realty Holdings Limited Partnership
	Date Filed:	July 19, 2013

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by NTS Realty Holdings Limited Partnership, a Delaware limited partnership (“NLP”), NTS Realty Capital, Inc., a Delaware corporation and the managing general partner of NLP (“Realty Capital”), NTS Merger Parent, LLC, a Delaware limited liability company and affiliate of J.D. Nichols and Brian F. Lavin (“Parent”), NTS Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of

Parent (“Merger Sub”), J.D. Nichols, Chairman of Realty Capital, and Brian F. Lavin, President and Chief Executive Officer of Realty Capital, in connection with the Agreement and Plan of Merger, dated December 27, 2012, among Parent, Merger Sub, Realty Capital and NLP (the “merger agreement”).

On October 18, 2013, the special committee of the board of directors of Realty Capital terminated the merger agreement. By filing this Schedule 13E-3, the Filing Persons hereby withdraw the previously filed Schedule 13E-3 that was filed with the SEC on February 4, 2013 and Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on July 19, 2013.

ITEM 16.             EXHIBITS.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(5)
Press release issued by NTS Realty Holdings Limited Partnership, dated October 18, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on October 21, 2013).

(a)(6)
Notice of Merger Agreement Termination, dated October 18, 2013 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on October 21, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2013
NTS REALTY HOLDINGS LIMITED
PARTNERSHIP

By:      NTS Realty Capital, Inc.,
             its managing general partner

By:      /s/ Gregory A. Wells
Name: Gregory A. Wells
Title:   Executive Vice President and Chief Financial
Officer

Date: October 22, 2013	NTS REALTY CAPITAL, INC. By: /s/ Gregory A. Wells Name: Gregory A. Wells Title: Executive Vice President and Chief Financial Officer

Date: October 22, 2013	NTS MERGER PARENT, LLC By: /s/ Brian F. Lavin Name: Brian F. Lavin Title: Manager

Date: October 22, 2013	NTS MERGER SUB, LLC By: /s/ Brian F. Lavin Name: Brian F. Lavin Title: Manager

Date: October 22, 2013	J.D. NICHOLS /s/ J.D. Nichols J.D. Nichols

Date: October 22, 2013	BRIAN F. LAVIN /s/ Brian F. Lavin Brian F. Lavin

Exhibit Index

Exhibit No.	Description

(a)(5)
Press release issued by NTS Realty Holdings Limited Partnership, dated October 18, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on October 21, 2013).

(a)(6)
Notice of Merger Agreement Termination, dated October 18, 2013 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by NTS Realty Holdings Limited Partnership on October 21, 2013).